Umergence LLC

Financial Statements

PUBLIC DOCUMENT

Report Pursuant to Rule 17a-5(d) of the

Securities and Exchange Commission

Year Ended December 31, 2023

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SEC FILE NUMBER
8-69801

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Umergence LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1006 S. Main St.
(No. and Street)

Plantsville	CT	06479
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeffrey Ciarcia	860-838-3332	jeff@umergence.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Connor Davies
(Name – if individual, state last, first, and middle name)

One Corporate Drive, Ste. 725	Shelton	CT	06484
(Address)	(City)	(State)	(Zip Code)

09/29/2003	127
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Conrad, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Umergence LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CFO

Notary Public

JANET L TINO
Notary Public, State of Connecticut
My Commission Expires Apr. 30, 2025

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Statement of Financial Condition
December 31, 2023

Assets	
Cash	$669,743
Accounts Receivable	2,062,516
Prepaid Expenses and Other	29,443
Total Assets	$2,761,702
Liabilities & Member's Equity	
Accounts Payable	$6,877
Commissions Payable	2,122,619
Total Liabilities	$2,129,496
Member's Equity	$632,206
Total Liabilities and Member's Equity	$2,761,702

See notes to financial statements.

Notes to Financial Statements
Year Ended December 31, 2023

1. Description of Company and Summary of Significant Accounting Policies

Description of Company

Umergence LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Authority (FINRA) effective as of September 19, 2017. The Company was formed under the laws of the State of Delaware in 2015 and registered under the laws of the State of Connecticut in 2016. The Company was formed to handle specific transactions subject to SEC oversight. The Company acts as an intermediary in transactions involving the offering or sale of securities through Securities Act exemptions relating to private placements through Regulation D, in addition to offerings made utilizing Regulation A and Regulation Crowdfunding. The company also provides accredited and qualified institutional investor referrals to issuers raising capital through Regulation D private placements.

The Company is wholly owned by Umergence Holdings LLC (the "Parent" or “Holdings”). The Company has historically funded operations with capital contributions from its Parent.

Significant Accounting Policies

Method of Accounting – The Company utilizes the accrual method of accounting for financial reporting.

Adoption of New Accounting Pronouncement - In June 2016, the Financial Accounting Standards Board issued an accounting pronouncement related to the measurement of credit losses on financial instruments. This pronouncement and subsequently issued Accounting Standards Updates, clarified certain provisions of the new guidance, changed the impairment model for most financial assets and required the use of an “expected loss” model for instruments measured at amortized cost. Under this model, entities are required to estimate the lifetime expected credit losses on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. The adoption of this guidance on January 1, 2023 expanded the Company’s required disclosures for its

expected credit losses for accounts receivable but did not have a material effect on its financial statements.

Revenue Recognition – FASB Accounting Standards Codification (ASC) 606 provides that "the objective of the disclosure requirements in ASC 606 is for an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers." The standard further indicates that revenue must be disaggregated according to the timing of transfer of goods and services (e.g., at a point in time or over time), and that the Company, disclose qualitative information about factors affecting the nature, amount, timing and uncertainty of revenue and cash flows.

With respect to the above-mentioned guidelines, the Company acts as a placement agent for business entities that want to raise funds through a sale of securities. Revenues are earned from success fees that include other fees earned as a marketing and solicitation agent for private placements, private investment funds and hedge funds. These fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of a transaction when all performance obligations have been satisfied.

The Company also earns other fees in accordance with some placement or other contractual agreements. These fees consist of advisory services whereby the Company may receive retainers in advance of the transaction closing or are paid without a corresponding success fee. In these instances, revenue is recognized over time as the performance obligations and benefits are simultaneously provided by the Company and consumed by the customer, respectively.

In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from some customers prior to recognizing revenue reflect contract liabilities. At December 31, 2023, there were no contract liabilities for open contracts at year-end.

Cash – The Company maintains cash in bank deposit accounts which at times may exceed FDIC insured limits. As of December 31, 2023, the Company's cash exceeded the FDIC insured limits by $419,743. The Company does not believe it's exposed to significant credit risk.

Accounts Receivable and Allowance for Credit Losses – Accounts receivable are recorded at amortized cost less an allowance for credit losses that are not expected to be recovered. The amount of accounts receivable and corresponding allowance for credit losses are presented on the balance sheet. The Company maintains allowances for credit losses resulting from the expected failure or inability of its customers to make required payments. The Company recognizes the allowance for credit losses at inception and reassesses at every reporting date based on the asset's expected collectability. The allowance is based on multiple factors including historical experience with bad debts, the credit quality of the customer base, the aging of such receivables and current macroeconomic conditions, as well as expectations of conditions in the future, if applicable. The Company's allowance for credit losses is based on the assessment of the collectability of assets pooled together with similar risk characteristics.

Taxes – The Company's items of income, loss, credits, and deductions are not taxed within the Company but are reported on the income tax returns of Holdings for federal and state tax purposes. The results of the company are included in the consolidated tax return of Holdings.

Management of the Company has evaluated all significant tax positions as required by accounting principles generally accepted in the United States of America and is of the opinion that the Company has not taken any material tax position that would require the recording of any tax liability by the Company. Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing.

Estimates and Assumptions – Management uses estimates and assumptions in preparing financial statements in conformity with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect certain reported amounts and disclosures. Accordingly, actual results could vary from the estimates.

2. Accounts Receivable and Commissions Payable

The Company has an agreement with representatives for the payment of commissions in connection with success fees earned and receivable in installments. The Company and the representatives have agreed that these fees are due to the representatives only upon receipt by the Company. As of December 31, 2023, the following balances were:

	Accounts Receivable	Commissions Payable	Commissions Net
Less than 12 months	$1,704,867	$1,631,351	$73,516
More than 12 months	357,649	357,113	536
	$2,062,516	1,988,464	$74,052
Amounts due from which underlying receivables were collected prior to December 31, 2023		134,155	
		$2,122,619	

As of December 31, 2023, the Company's receivables included amounts due from clients whereby such amounts were contractually stipulated to be due over quarterly installments. These amounts related to two clients and represent an amount of $922,025 receivable in quarterly installments through June 2025, and an amount of $459,375 receivable in quarterly installments through April 2025.

3. Related Party Transactions

The Parent has agreed to provide the Company with the benefit and use of shared expenses without making the Company directly or indirectly liable to Parent for any cost related to shared expenses. The shared expenses include office, facilities, and administrative support.

4. Net Capital and Other Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2023, the Company had net capital of $528,711 this exceeded its minimum requirement of $121,730 by $406,981. The Company's aggregate indebtedness to net capital ratio was 3.45 to 1, and within the allowable ratio of no greater than 15 to 1.

5. Concentrations

Receivables and Revenue – During the year ended December 31, 2023, the Company earned approximately 40% of its revenue from two clients. As of December 31, 2023, $922,025 of the accounts receivable is owed from one of these clients.

6. Subsequent Events

The Company's management has evaluated subsequent events for adjustment to and disclosure in the financial statements through the date that the financial statements were available to be issued, which is February 27, 2024. No event has been identified that would require disclosure or recognition.

7. Commitments and Contingencies

For the year ended December 31, 2023 there were no commitments or contingencies that would require disclosure or recognition.

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm

To the Members of
Umergence, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Umergence, LLC (the "Company") as of December 31, 2023, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supporting Schedules

The supporting schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF O'Connor Davies, LLP

We have served as Umergence LLC's auditor since 2017.

February 29, 2024